UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

Craig Norris

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA 94304

(650) 427-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582H107	13D	Page 2 of 4

(1)	NAMES OF REPORTING PERSONS VMware, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 100 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 100 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
(14)	TYPE OF REPORTING PERSON (see instructions) CO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 30, 2019 (as amended, this “Statement”) by VMware relating to the Class A Common Stock of Pivotal. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Statement. This Amendment is being filed to disclose that Pivotal is now a wholly-owned subsidiary of VMware as a result of the completion of the Merger, and consequently this Amendment represents the final amendment to the Schedule 13D and constitutes an “exit filing” for VMware.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Pivotal Software, Inc., a Delaware corporation (“Pivotal”). The address of the principal executive offices of Pivotal is 875 Howard Street, Fifth Floor, San Francisco, California 94103.

Item 4.	Purpose of Transaction

As previously disclosed, the Issuer entered into the Merger Agreement with VMware and Merger Sub, providing for, subject to the terms and conditions of the Merger Agreement, the merger of Merger Sub with and into Pivotal, with Pivotal surviving the merger as a wholly owned subsidiary of VMware. On December 30, 2019, VMware completed its acquisition of Pivotal pursuant to the Merger Agreement and Pivotal became a wholly-owned subsidiary of VMware.

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Class A Common Stock, other than (i) shares held by any of Pivotal’s stockholders who have properly exercised and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and (ii) shares held in the treasury of Pivotal or owned, directly or indirectly, by Dell Technologies, EMC Equity Assets, VMW Holdco, VMware or Merger Sub immediately prior to the effective time, was converted into the right to receive $15.00 in cash, without interest (the “Class A Merger Consideration”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Class B Common Stock, other than Class B common stock owned directly or indirectly by VMware or Merger Sub, was converted into the right to receive 0.0550 of a share of Class B common stock of VMware.

In connection with the closing of the Merger, the Class A Common Stock, which previously traded under the stock symbol “PVTL,” ceased trading on, and is being delisted from, the New York Stock Exchange.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) — (b) As a result of the Merger, VMware is the direct record owner of, and has the power to vote and to dispose or direct the disposition of 100 shares of Pivotal, which represent 100% of Pivotal’s outstanding shares.

(c) See Item 4.

(d) Not applicable.

(e) Effective as of December 30, 2019, Pivotal became a wholly-owned subsidiary of VMware.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

VMware, Inc.

By:	/s/ Craig Norris
Name: Craig Norris
Title: Vice President and Assistant Secretary